Solarfun Awarded Two PV Module Contracts Totaling 12MW in Italy

SHANGHAI, July 27, 2010 –Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced it has entered into two contracts to supply 12MW PV modules to projects in Italy.  The first contract was signed with GranSolarGhella, SrL to supply 6MW PV modules to southern Italy, to be delivered in the second half of 2010.  The second contract was signed with T.R.Z. Tozzi Renewable Energy S.p.A. to supply 6MW PV modules to central Italy, to be delivered during the third quarter of 2010.

Dr. Peter Xie, President of Solarfun, commented, “We are pleased to have expanded our business in many major solar markets and have become one of the leading module suppliers in the industry.  Our products are known for their high quality and reliability, and our customer service is first-class.  In 2010, we have further diversified our customer base by successfully penetrating into Italy, France and the United States markets through winning projects.”

"Italy is the third largest solar power generation market in Europe and we’re excited to have already begun a number of installations in the country,” said Andreas Liebheit, VP and Managing Director Europe, Middle East and Africa, Solarfun. “We continue winning new customers outside of Germany, entering into new markets through satisfied customer service, innovative technology and reliable quality.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.
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About GransolarGhella
Ghella history begins at the end of the 19th century when its founder, Adolfo Ghella, decided to export abroad the know-how acquired in tunnel building over the years. Today Ghella Group is one of the leading companies in the construction field, above all in the realization of railways, undergrounds, roads, aqueducts and energy production plants. Its main projects have been constructed in Italy and in Latin America. Ghella Group also builds and manages important hydroelectric plants. The company has completed plants like La Joya(50MW ) and Los Negros (17MW) in Costa Rica and Rio Hondo(32MW) in Guatemala.

Gransolar is today a reliable international partner in all the critical construction phases of a photovoltaic plant, from the design to the realization and production testing.
The merger of synergies characterized by the willing to succeed and entrepreneurial ability led to the creation of GranSolarGhella which today offers complete solution in the photovoltaic field. GranSolarGhella offers its services to public and private organizations both as partner and main player in all the activities related to the construction of turn-key systems.
http:www.gransolarghella.com

About Tozzi Renewable Energy (TRE)
Tozzi works in the field of energy production, particularly from renewable energy sources. Their mission is to achieve levels of excellence in all phases of renewable energy sector, satisfying the needs of customers, ensuring the right shareholder approval and respecting friendly environment in which it operates. Tozzi launched a challenging three-year business plan 2008-2010 to confirm the success of previous years and pursue future growth in core business: increase its production capacity in Italy, develop capacity using biomass design and produce micro and mini wind turbines and fuel-cell package.
http://www.tre-energia.com/

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Media Contact:
Fancy Li
Senior Marketing Manager, Global
E-mail: fancy.li@solarfun-power.com

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Kathy Li
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E-mail:  kli@ChristensenIR.com

Roger Hu
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